Colleen Johnston, FCPA, FCA Group Head Finance, Sourcing and Corporate Communications and Chief Financial Officer	TD Bank Group TD Tower 55 King Street West, 4th Floor Toronto, Ontario M5K 1A2 T: 416 308 8279 F: 416 307 8324 colleen.johnston@td.com

May 27, 2015

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ciboroski:

Re:	The Toronto-Dominion Bank
Form 40-F for the Fiscal Year Ended October 31, 2014
Filed December 4, 2014
File No. 001-14446

Thank you for your letter dated May 20, 2015 regarding the above referenced filing. As Valerie Gillis, Chief Accountant of the Toronto Dominion Bank (“TD”) discussed with your office on Tuesday, May 26, 2015, we are currently working on a response to your letter, and we would like to request an extension to our submission response deadline with a target date of June 26, 2015 in order to adequately assess your comments and compile our responses. Please contact myself at (416) 308-8279 or Valerie at (416) 308-3015 if you require additional information.

Very truly yours,

/s/ Colleen Johnston

____________________________

Colleen Johnston

Group Head Finance, Sourcing and Corporate Communications

and Chief Financial Officer

cc: Michelle Miller (United States Securities and Exchange Commission)

Kevin Vaughn (United States Securities and Exchange Commission)

Norie Campbell (Group Head Legal, Compliance, Anti-Money Laundering, Financial

Crimes and Fraud Management, Enterprise Projects and General Counsel)